SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the month of July 2002.




                                 CGI Group Inc.
                 (Translation of Registrant's Name Into English)



                           1130 Sherbrooke Street West
                                    5th Floor
                                Montreal, Quebec
                                 Canada H3A 2M8
                    (Address of Principal Executive Offices)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   | |     Form 40-F   |X|



     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   | |   No   |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.


Enclosure:  Press Release dated July 9, 2002.

This Form 6-K shall be deemed  incorporated  by  reference  in the  Registrant's
Registration  Statement  on  Form  S-8,  Reg.  Nos.  333-13350,   333-66044  and
333-74932.

         PRESS RELEASE                                 FOR IMMEDIATE PUBLICATION


                        CGI building upon manufacturing savvy in
                            acquiring IMPLETECH International


         Toronto,  Ontario,  July 9, 2002 - CGI Group Inc.  (CGI)  (TSX:  GIB.A;
         NYSE: GIB;) today announced that it closed the acquisition of privately-held IMPLETECH International (IMPLETECH) with revenues valued at CDN$5 million. Founded in 1989, IMPLETECH offered systems integration and consulting services within the manufacturing sector with a focus on enterprise resource planning (ERP) implementation.

         Twenty professionals, located mostly in Toronto, have joined CGI adding to its ERP practice. IMPLETECH serves over 100 clients within the automotive, food and beverage, pharmaceutical and industrial/electronic sectors.

         "In developing strong client relationships we wanted to take it one step further by being able to provide outsourcing services. To do so, teaming up with CGI makes sense. Not only will we add seasoned professionals to the expanded team, we can now leverage CGI's offering to further serve our clients," said Steve Wargalla, founder and former president of IMPLETECH.

         Manufacturing, retail and distribution is one of CGI's six key vertical sectors accounting for 15% of its total revenue. With practices in such cities as Toronto, Montreal, Houston, Andover, Nashville, Chicago as well as in Atlantic and Western Canada, CGI provides end-to-end value chain services and solutions to clients such as UCAR, Pechiney, Lafarge, Domtar, and Alcan.

         Michael  Roach,  president and chief  operating  officer for CGI added:
         "Our new professionals possess deep industry knowledge, something that adds greatly to our competitive edge and sets us apart. We look forward to adding to our growing ERP practice. Our goal, as Canada's IT services company, is to know and understand our client's challenges and in doing so, better meet their specific business needs."

         About CGI
         Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount of 13,700 professionals. CGI's annualized revenue run-rate totals CDN$2.1 billion (US$1.3 billion). CGI's order backlog currently totals CDN$10.7 billion (US$6.7 billion). CGI provides end-to-end IT services and business solutions to more than 3,000 clients worldwide from more than 60 offices. CGI's shares are listed on the TSX (GIB.A) and the NYSE
         (GIB). They are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices.
         Website: www.cgi.com

         Forward-Looking Statements
         All statements in this press release that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

                  These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management's Discussion and Analysis (MD&A) in CGI Group Inc.'s Annual Report or Form 40-F filed with the SEC, the Company's Annual Information Form filed with the Canadian securities. CGI disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                          -30-

         For more information:

         CGI:
         Investor relations
         Julie Creed
         Vice-president, investor relations
         (312) 201-4803

         Ronald White
         Director, investor relations
         (514) 841-3230

         Media relations
         Eileen Murphy
         Director, media relations
         (514) 841-3430

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CGI GROUP INC.
                                              (Registrant)


Date:    July 9, 2002                 By /s/ Paule Dore
                                              Name:  Paule Dore
                                              Title: Executive Vice President
                                                     and Chief Corporate Officer
                                                     and Secretary